August 8, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Sharon Blume, Assistant Chief Accountant
Mark Brunhofer, Senior Accounting Examiner

Re:    Green Dot Corporation
Form 10-K for the fiscal year ended December 31, 2021
Filed February 28, 2022
File Number 001-34819

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated July 12, 2022 to Mr. George Gresham of Green Dot Corporation (the “Company”) with respect to the above-referenced annual report. The Company notes that through a telephone call between Mr. Brunhofer and the Company’s outside counsel on July 13, 2022 the Company requested and received an extension to file this response by August 8, 2022. For your convenience, we have set forth below the Staff’s comments in italicized text.

Form 10-K for the fiscal year ended December 31, 2021

Business
Dividend and Share Repurchase Restrictions, page 8

1.You disclose various rules and regulations that could restrict the ability of Green Dot Bank to pay you dividends or make other distributions. Please tell us your consideration for providing the parent-only financial information required by either Rule 9-06 of Regulation S-X for bank holding companies or Rule 5-04(a)(3) of Regulation S-X for commercial and industrial companies.

Response:

The Company respectfully advises the Staff that it is not required by Rule 12-04 of Regulation S-X to file condensed financial information of the Company, the parent company of Green Dot Bank, since according to Rules 5-04 or 9-06 of Regulation S-X, as of the end of the most recent fiscal year, the restricted net assets of Green Dot Bank (as defined by Rule 1-02(dd) of Regulation S-X) are less than 25% of consolidated net assets. The Company determined that Green Dot Bank’s net assets subject to restrictions under Rule 1-02(dd) of Regulation S-X were $204.2 million as of December 31, 2021. This amount represents the Tier 1 capital at Green Dot Bank required to maintain a level of minimum capital ratios in order to be considered “well-capitalized” under Basel III rules promulgated by the Federal Reserve and other U.S. banking regulators, which was approximately 19% of the Company’s consolidated net assets.

Notes to Consolidated Financial Statements
Note 7 - Equity Method Investments, page 74

2. We note that the $7.0 million equity in losses of TailFin Labs, LLC in 2020 appears significant to your pre-tax income. Please provide us your analysis indicating why it is appropriate to exclude separate financial statements of this equity method investee under Rule 3-09 of Regulation S-X.

Response:

The Company respectfully advises the Staff that it was not required by Rule 3-09 of Regulation S-X to file separate financial statements for TailFin Labs, LLC (“TailFin”) as of and for the year ended December 31, 2020, because the investee did not meet the first or third conditions set forth in Rule 1-02(w)(1) of Regulation S-X as of the end of that year based on the following calculations:

		As of
($ in Millions)		December 31, 2020

Investment test:
Carrying value of investment	A	$28.8
Total consolidated assets	B	$4,115.3
% of total consolidated assets	A/B	<1%

Income test: (*)
Absolute value of equity in pre-tax losses of TailFin	A	$7.0
Last five fiscal year average of pre-tax income	B(**)	$87.6
% of average pre-tax income	A/B	8%
______
(*) TailFin was formed under the laws of the State of Delaware in January 2020, and to date, has not generated any operating revenues. Accordingly, the revenue component under the income test was determined not to be applicable per Rule 1-02(w)(1)(iii)(A)(2).

(**) The Company’s pre-tax income for the year ended December 31, 2020 was determined to be greater than 10% lower than the average of such amounts for each of the preceding last five fiscal years. Therefore, the average income over each of the last five fiscal years was used in the denominator of the income test per Rule 1-02(w)(1)(iii)(B)(2).

*****

Please direct any comments or questions regarding this filing to me at (626) 765-2353 or to Jess Unruh, Chief Accounting Officer of the Company, at (626) 765-2003.

Very truly yours,

/s/ George Gresham

George Gresham
Chief Financial Officer and Chief Operating Officer
Green Dot Corporation

cc:    J. Chris Brewster, Chair of the Audit Committee of the Board of Directors
Dan Henry, President and Chief Executive Officer
Kristina Lockwood, General Counsel and Secretary
Jess Unruh, Chief Accounting Officer
Mike Ching, Ernst & Young LLP
William L. Hughes, Orrick, Herrington & Sutcliffe LLP